EXHIBIT  99.1

NEWS RELEASE
OTC BB: VCTPF

Valcent Products Inc. Enters into an Agreement to Acquire Proprietary Verticrop™ and Tomorrow Garden™ Technologies

June 4, 2009 - Valcent Products Inc. (the “Company”, or “Valcent”) announces that it has executed a conditional purchase agreement to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden™ plant kit technology, all previously part of the master license agreement with Pagic LP, a company controlled by Glen Kertz, the Company’s past President.  The conditional purchase  agreement,  retroactively effective to April 1, 2009 between the Company, Glen Kertz, Pagic LP, and West Peak Ventures of Canada Ltd., (the “Agreement”) allows the Company to more effectively commercialize and develop these technologies and will give the Company full ownership of all patents rights, know how, trademarks, research and development, improvements, test and development data, and all other intellectual property rights for VertiCrop™ and Tomorrow Garden™ technologies (the “Technologies”).

The Agreement terminates the previous master license agreements between Valcent and  Pagic LP, and replaces all financial obligations the Company had under that agreement  including annual payments, royalty burden, and all other associated licensing costs. The Agreement is part of the corporate reorganization to enable Valcent to effectively move forward with the commercial global rollout of both Tomorrow Garden ™ and Verticrop ™ under the management of Valcent EU, the Company’s wholly owned subsidiary based in the U.K.

Pursuant to the Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common stock, however the stock will not be issued until all conditions of the Agreement (including the payment of the cash consideration) are satisfied. The US $2,000,000 is payable on a cumulative basis, of which US $65,000 was paid on signing with the balance to be paid through monthly payments calculated at a rate of 3% of the gross monthly product sales less returns from Valcent’s exploitation of the Technologies but in no event will a monthly payment be less than  US $12,000 per month until US $2,000,000 has been paid.  The Company has up to 10 years to make the total payment and may elect to pay out the Agreement at any time by paying the remaining purchase price.  Ownership of the Technologies will remain in escrow until either the purchase price is fully paid or the Company elects not to make the required payments, in which case the Technologies would revert back to Mr. Kertz and Pagic LP. with no further recourse to the Company.

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF)(CUSIP: 918881103) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net  and www.valcent.eu  and visit and contribute to http://blog.valcent.net/ ..

Media Relations
Nancy Tamosaitis
Vorticom Public Relations
212.532.2208
Nancyt@vorticom.com

Contacts:
Investor Relations
Gerry Jardine or Mike Parker
(800) 877-1626 or (888) 506-7979 or worldwide (604) 630-2941
info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which
Valcent Products Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete all payments required under the Agreement or conduct sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.